

Mail Stop 4720

November 3, 2009

William J. Wagner
President and Chief Executive Officer
Northwest Bancshares, Inc.
301 Second Avenue
Warren, PA 16365

      Re: **Northwest Bancshares, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 26, 2009
              File No. 333-161805

Dear Mr. Wagner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed October 26, 2009

Market Comparisons, page 139

1.   We note your response to comment 7 in our letter dated September 25, 2009 and, in particular, your analysis regarding the exclusion from disclosure of the component companies that make up the Watson Wyatt survey data. Please revise the document to disclose the component companies.

Voting Rights, page 206

2.   We note your response to comment 11 in our letter dated September 25, 2009. Please revise the document to specify the provisions of Maryland law upon which the company is relying in imposing the identified voting restrictions.

William J. Wagner
Northwest Bancshares, Inc.
November 3, 2009
Page 2

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       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any questions.

                                        Sincerely,

                                        Todd K. Schiffman
                                        Assistant Director

cc: Marc P. Levy, Esq.
       (Luse Gorman Pomerenk & Schick, P.C.)